UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-16728

Courtyard by Marriott II Limited Partnership

(Exact name of registrant as specified in its charter)

6903 Rockledge Drive, Suite 1500 Bethesda, MD 20817 240-744-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interest

10 3/4% Senior Secured Notes due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	2 (Units of Limited Partnership Interest)
0 (Notes (Redeemed on 12/17/2004))

Pursuant to the requirements of the Securities Exchange Act of 1934 Courtyard by Marriott II Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Courtyard by Marriott II Limited Partnership

By: CBM Two LLC, its general partner

Date:	December 17, 2004	By:	/s/ W. Edward Walter

W. Edward Walter
Chief Financial Officer